FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of June 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Partial Correction to the Notice of Convocation of the 143rd Ordinary General Meeting of Shareholders

2.	Supplemental Material for the Proposals at the 143rd Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 14, 2019	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

June 3, 2019

Dear Shareholders

Christophe Weber President and Representative Director Takeda Pharmaceutical Company Limited 1-1, Doshomachi 4-chome Chuo-ku, Osaka

Partial Correction to the Notice of Convocation of the 143rd Ordinary General Meeting of Shareholders

Takeda Pharmaceutical Company Limited (the “Company”) hereby reports that there are parts to be corrected in the Notice of Convocation of the 143rd Ordinary General Meeting of Shareholders (the “Notice”) and that the Company therefore decided to make corrections to the said parts as described herein below.

1. Correction parts:

(i) “Total amounts of compensation, etc.” shown in the table of “The total amounts of compensation, etc., for Directors for this fiscal year (not including the bonuses and the salaries and bonuses paid to the relevant Directors for their work as employees)” and (ii) Notes 2 [2] thereof, both of which are in Paragraph (3) “Compensation, etc. for Directors” of Item 4 “Executives of the Company” of the Business Report attached to the Notice set forth on pages 87 through 89 of the Notice

2. Contents of the correction:

[After correction]

(Underlined sections indicate changes)

Category	Number of people	Total amounts of compensation, etc.* * Basic compensation and cost postings relating to the stock compensation
Directors who are not Audit and Supervisory Committee Members (External Directors)	12 (8)	1,411 million JPY (178 million JPY)
Directors who are Audit and Supervisory Committee Members (External Directors)	4 (3)	137 million JPY (87 million JPY)

(Notes)	2	<Omitted>
		[2]	The cost posting relating to stock compensation is the value posted during this fiscal year (963 million JPY, which includes the 61 million JPY for External Directors). <The rest is omitted>

[Before correction]

(Underlined sections indicate changes)

Category	Number of people	Total amounts of compensation, etc.* * Basic compensation and cost postings relating to the stock compensation
Directors who are not Audit and Supervisory Committee Members (External Directors)	12 (8)	1,262 million JPY (178 million JPY)
Directors who are Audit and Supervisory Committee Members (External Directors)	4 (3)	137 million JPY (87 million JPY)

(Notes)	2	<Omitted>
		[2]	The cost posting relating to stock compensation is the value posted during this fiscal year (814 million JPY, which includes the 61 million JPY for External Directors).
			<The rest is omitted>

[End of document]

Better Health, Brighter Future
Supplemental Material for the Proposals at the 143rd Ordinary General Meeting of Shareholders
May 2019

The Company’s Proposals Second Proposal: Election of Twelve (12) Directors who are not Audit and Supervisory Committee Members

BOD meeting attendance rate of Mr. Olivier Bohuon and Mr. Ian Clark    Mr. Olivier Bohuon, Mr. Ian Clark and Mr. Steven Gillis, the candidates for Directors, took office as Directors of the Board on January 8, 2019. Thereafter, Takeda had 2 Board of Directors (BOD) meetings, one in February and the other in March, 2019 until the end of Fiscal Year 2018 (i.e., March 31, 2019). Both Mr. Olivier Bohuon and Mr. Ian Clark were absent from the BOD meeting held in February due to previous known commitment. For reference, the BOD meeting in March, 2019 was held for two days, and both Mr. Bohuon and Mr. Clark actively participated in the discussion on the important matters including the Mid-Range Plan of Takeda after the integration of Shire.    Since the schedule for the BOD meetings in Fiscal Year 2018 had been already fixed and no alternative arrangements could be made, they were forced to be absent from the BOD meeting in February due to previous engagements. Please note that Takeda distributes the BOD materials in advance (1 week before in principle) of the BOD meetings to Directors, including absent Directors, so that the absent Directors could raise questions or opinions in advance. Also, Takeda circulates the minutes of BOD meetings promptly after completion of preparation thereof so that the absent Directors could raise any concerns or questions on matters or proceedings for the BOD meeting afterward.

BOD meeting attendance rate of Mr. Olivier Bohuon and Mr. Ian Clark (cont.)    Both Mr. Bohuon and Mr. Clark have profound expertise in the therapeutic areas related to Shire’s portfolio through their experience as the External Directors of Shire. Also, each of them has a deep insight into the management of global healthcare businesses based on their ample experiences therein and remarkable expertise in the area of marketing (for the reasons for electing them as the Directors candidates, please also refer to pages 13-14 of the Notice of Convocation of the 143rd Ordinary General Meeting of Shareholders).    Takeda will be continuously engaged in the integration with Shire to ensure the successful completion thereof. Takeda has high expectations on the contribution of Mr. Bohuon and Mr. Clark to the integration, based on their past experiences.    For reference, Mr. Bohuon attended 84.6% (11 out of 13) and Mr. Clark attended 76.9% (10 out of 13) of the BOD meetings of Shire in the year 2018.

The Company’s Proposals Fourth Proposal: Revisions Pertaining to the Amount and the Contents of Stock Compensation, etc. for Directors who are not Audit and Supervisory Committee Members    Fifth Proposal: Revisions Pertaining to the Contents of Stock Compensation, etc. for Directors who are Audit and Supervisory Committee Members

EVOLUTION OF TAKEDA’S STOCK COMPENSATION SYSTEM    FY2014    FY2016    FY2019 Introduction of Global Long-term Incentive Plan (GLTIP) to Internal Directors by utilizing Trust scheme.    Shareholder approved at 138th AGM    Expansion of Global Long- term Incentive Plan (GLTIP) to External Directors and ASC Members.    Shareholder approved at 140th AGM    Further modification/ development of GLTIP for all Directors with holding requirements.    Shareholder approval needed at 143rd AGM in June 2019.

TAKEDA’S TOTAL REWARDS PHILOSOPHY    Competitive total compensation which rewards purposeful performance, delivering our COMMITMENTS TO PATIENTS, SOCIETY, EMPLOYEES, AND SHAREHOLDERS TOTAL REWARDS PHILOSOPHY IN ACTION, CONNECTED TO Patient, Trust, Reputation and Business (PTRB) FOR TAKEDA TO ACHIEVE:    Leverage global scale and align total rewards to relevant local market conditions and factors                Enhance reputation as values-driven global employer of choice. Strengthen ability to attract and retain top talent through living our values of Takeda-ism and through differentiated Total Rewards COMPETITIVE    DIFFERENTIATION    GLOBAL MINDSET    LOCAL APPLICATION    PERFORMANCE    IMPACT    EMPLOYER    OF CHOICE    Takeda differentiated through focus on purposeful performance aligned with our values, delivering target total compensation in the upper quartile of competitive market Differentiate individual employee performance for those most significantly impacting success of the organization    Presented to Board of Directors, Dec 2018

TARGETING 50th PERCENTILE AND MEDIAN POSITIONING OF PEER GROUP    U.S Competitor    Non-US Competitor    Abbvie    AstraZeneca (UK)    Celgene    GlaxoSmithKline (UK)    Amgen    MERCK (Germany)    Bristol-Myers Squibb    Novartis (Switzerland)    Eli Lilly    Roche (Switzerland)    Gilead Sciences    Sanofi (France)    Johnson & Johnson    Astellas (Japan)    Merck & Co    Pfizer    Competitive total compensation which rewards purposeful performance, delivering our COMMITMENTS TO PATIENTS, SOCIETY, EMPLOYEES, AND SHAREHOLDERS    16 Peer Companies considered as competitors from investment community, analysts and for performance comparison and compensation purposes.

TAKEDA FRAMEWORK    Base salary Short Term    Incentive    Long Term Incentive .Takeda targets median of agreed upon market reference point of peer group    .CEO: 100% Corporate KPI .Takeda Executive Team: 75% Corporate KPI / 25% Division KPI .Maintain 0 – 200% of target payout; maintain ability to differentiate based on individual performance                .For CEO and Takeda Executive Team .60% performance shares (PS) Maintain performance period as three year cliff; added a two year hold* ; total of five years .40% restricted stock units (RSU) Maintain a three ratable vesting; added a two year hold* * : Two year holding requirement will be applied to new equity awards.                TAKEDA’S COMPENSATION FRAMEWORK:    INTERNAL DIRECTORS AND TAKEDA EXECUTIVE TEAM    COMPENSATION PAY MIX    65% 65%    21% 24% 14% 11% Peer group    CEO    Takeda CEO    Pay for Performance

TAKEDA’S COMPENSATION FRAMEWORK :    EXTERNAL DIRECTORS    TAKEDA FRAMEWORK Cash Retainer Equity Retainer COMPENSATION PAY MIX 49%    50%    51%    50%    Peer group    Takeda    .Targets board service retainer within range of global pharmaceutical market reference group .Continue to grant restricted shares to External Directors .Introduced a three year cliff vesting for External Directors which aligns vesting schedule with Internal Directors .All External Directors will be required to hold 75% of their vested equity portions until they leave the Company; requirement will be applied to new equity awards                1Astellas and Merck AG are excluded due to data availability 1

Shareholder’s Proposals Seventh Proposal: Partial Amendment to the Articles of Incorporation (Individual disclosure of the directors’ compensation)

(1) Summary of the proposal and (2) Reasons for the proposal    (1)Summary of the proposal    Addition of the following clause as Article 20, paragraph 2 to the current Articles of Incorporation (revised on June 28, 2018):    (2) The amount and substance of the directors’ compensation shall be individually disclosed irrespective of the amount, the method to determine the compensation shall be specifically indicated, and all compensation shall be individually evaluated and disclosed in Japanese yen in the business report and the annual securities report each year.                (2)Reasons for the proposal    It is highly necessary to clearly indicate the amount of individual directors’ compensation in order for shareholders to determine, for each director, whether the director’s compensation is suitable for the duties delegated thereto, as the shareholders, being the beneficial owners of a company, elect or dismiss directors through general shareholders meetings. Further, it stands to reason that shareholders encourage the directors to exhibit their abilities and ask them to fully perform their functions. It is also in the interest of society at large to request that the respective directors perform greater functions by the shareholders being aware of the amount of their compensation, having specified by whom and how their compensation is determined, and retaining their right to voice opinions on the propriety of the amount. Accordingly, adopting the individual disclosure of officers’ compensation should be considered also in light of revitalizing the corporate activities. In fact, individual disclosure of officers’ compensation by public companies has already been widely implemented in the U.S., the U.K., and other developed countries. Also, given the globalization of investment activities, Takeda, in its undertaking to become a more internationalized company, must demonstrate to the Japanese and global investors its strict compliance with the internal rules that are on a par with those of first-class companies in developed countries.

Opinion of the Board of Directors on the Seventh Proposal    The Board of Directors objects to this Proposal.    With respect to the disclosure of the compensation of each Director, the Company discloses the amount of the compensations of the Directors whose total compensation paid by the Company and its consolidated subsidiaries is 100 million yen or more in the Securities Report in accordance with applicable laws. Moreover, the Company discloses the total amount of the compensation paid to Directors and the number of Directors who received the compensation, specifying the numbers of Internal Directors who are not Audit and Supervisory Committee members, Directors who are Audit and Supervisory Committee members, and External Directors.    With regard to the disclosure of the Directors’ compensation, the Board of Directors puts weight on showing how the Directors’ compensation effectively works as an incentive for the Directors to increase corporate value over the mid-to-long term. From this perspective, the Company specifies the levels of the compensation, the compensation mix, the contents of performance-based compensation, clear establishment of mid-to-long term KPIs, the procedures for ensuring the appropriateness of the compensation and the existence of transparency in the process for determining the compensation, etc., in the “Directors’ Compensation Policy,” and discloses these matters to shareholders and investors.    We believe that the Company has provided shareholders and investors with sufficient and appropriate information to enable them to review the appropriateness of the compensation levels and the relationship between performance and compensation levels through the disclosures described above.    In addition, the Company considers that the compensation system for the Directors is one of the important matters with regard to corporate governance. The Company has established the Compensation Committee as an advisory body to the Board of Directors, which serves to ensure the appropriateness of the Directors’ compensation and the existence of transparency in the decision-making process related thereto. The majority of the Compensation Committee members are external members and the Compensation Committee is chaired by an External Director. The Compensation Committee deliberates the Directors’ compensation levels, compensation mix, and the targets of performance- based compensation (i.e., the Long-Term Incentive Plan and bonuses) and gives advice to the Board of Directors; thereafter the Board of Directors determines these matters. In addition, the authority to determine the compensation of the Internal Directors who are not Audit and Supervisory Members is delegated to the Compensation Committee by resolution of the Board of Directors, which makes the process of determining the compensation of each Director more transparent.    Based on the Company’s situation as described above, we believe that the amendment to the Articles of Incorporation related to disclosure of the Directors’ compensation, as proposed by the shareholders, is not necessary and not reasonable; thus, we object to this proposal.

Shareholder’s Proposals Eighth Proposal: Partial Amendment to the Articles of Incorporation (Adoption of a clawback clause)

(1) Summary of the proposal    (1)Summary of the proposal    Addition of the following clause as Article 20, Paragraph 3 of the current Articles of Incorporation (revised on June 28, 2018), and addition of the following descriptions at the end of Article 27, Paragraphs 1 and 2 respectively:                Article 20 (Compensation, Etc. for Directors) (3) If the performance indicators and other figures that serve as the basis for calculating the compensation amount under the performance-based compensation plan are erroneous, or if the compensation amount under the long-term incentive plan (stock compensation) is inflated in proportion to the share price that is unduly inflated by reflecting erroneous information (for example, if impairment loss has arisen on excessive investment in the past or if the correction of previous years’ financial results has been made), the compensation amount shall be recalculated based on correct indicators and other figures, and the difference in the compensation amount arising from the recalculation shall be either returned to the Company or shall be reduced (or unpaid). Details of this arrangement shall be prescribed in the Company’s internal rules, and shall be described in the mandate agreement between each of the directors and the Company.    Article 27 (Exemption of Directors’ Liability)    At the end of Paragraphs 1 and 2 respectively    However, the above shall not apply to the return or reduction (or non-payment) of compensation pursuant to Paragraph 3, Article 20.

(2) Reasons for the proposal    (2)Reasons for the proposal    In Europe and the United States, there is a strong prevailing logic that if the fixed compensation proportion is high, the management tends to be conservative; accordingly, the performance-based compensation proportion is set high. Meanwhile, adoption of the clawback clause has already become common practice, from the perspective of deterring executives’ coercive management styles that involve excessive risks or reckless management. Specifically, incorporation of clauses is increasingly prevailing which provide that compensation paid in previous years shall be returned or reduced upon the occurrence of a significant profit correction, unjustifiable conduct, or a huge amount of loss. In Japan, too, Nomura Holdings, Inc. and the Sumitomo Mitsui Financial Group, Inc. have already adopted these types of clause. Takeda, aiming to be a Japan-based global company, deems it necessary to establish this clause in order to deter excessive risk-taking by the Company’s executives, including foreign executive officers. For your information, recently, adoption of the clawback clause is also recommended in the “Guidelines on Executive Compensation (4th edition)” issued by the Japan Association of Corporate Directors.

Opinion of the Board of Directors on the Eighth Proposal    The Board of Directors objects to this Proposal.    We understand that the background of this proposal is the argument that, in cases where amendments to the accounting are required due to inappropriate accounting or financial losses are caused by excessively risky investments, the Company should request the return of the Directors’ compensation regardless of whether or not the Directors breach their duty of due care as prudent managers. In this regard, the Company’s compensation system for Directors has been established, based on the role and responsibility of each Director, so as to enhance the awareness of contributing to the enhancement of the Company’s mid/long-term achievements as well as the increase of the corporate value of the Company and to align with the incentives of Directors with the interest of the Company’s shareholders. Also, the stock compensation system for Internal Directors is reasonably appropriate to deter the executives’ coercive management styles that involve excessive risks or reckless management, which are pointed out in the shareholders’ proposal, since (i) it occupies the majority of the total compensation for Internal Directors, (ii) vesting thereof is divided and made for 3 years, and (iii) two (2) year stock holding requirement after the vesting date has been introduced for the annual grant, which further promotes management from long-term perspective. In addition, in order to ensure the objectivity and transparency of the content and process of deliberations in the Board of Directors, the majority of the Company’s Board of Directors consists of highly independent External Directors (11 of 15 members as of March 31, 2019). These External Directors proactively engage in deliberations, have exhaustive discussions at the time of rendering judgments, and make business decisions which they consider the best possible, based on the shareholders’ interests. The Compensation Committee, the majority of the members of which are external members and is chaired by an External Director also review the company’s performance against approved KPIs, review and approve Cash Bonus (STI) and Equity (LTI) awards for each Internal Director relative to their performance against their approved KPIs.    Moreover, the amendment to the Articles of Incorporation proposed by the shareholders, will, without due consideration, place absolute liability on the Directors in cases where misconduct, including inappropriate accounting, has occurred and where the Directors did not breach their duty of due care as prudent managers with respect to the misconduct. As a result, the Directors will be unnecessarily cautious or reluctant to make business decisions which will be detrimental to shareholders.

Opinion of the Board of Directors on the Eighth Proposal (cont.)                However, because the Board of Directors must fulfill its duty of due care as a prudent manager, as well as its duty of loyalty, in determining the amount of the compensation of each Director, in a case where a Director actually received an inappropriately high performance-based compensation as a result of misconduct, including an inappropriate accounting, the Company would appropriately exercise its rights in a timely manner, based on the internal rules, mandate agreements, and/or applicable laws, as the case may be, and to request the return of such inappropriate performance-based compensation by considering individual and specific situations such as the content of the actual misconduct. Regardless of whether or not the provision proposed by the shareholders is added to the Articles of Incorporation, the Company believes that it must request the return of the Director’s compensation in a case as described above.    Furthermore, as mentioned above, with regard to a request for return of a Director’s compensation, we believe that this is a matter which must be discreetly examined by the appropriate bodies, such as the Board of Directors, Compensation Committee, and Audit and Supervisory Committee, by considering individual and specific situations. On the other hand, the addition of the unnecessary provision to the Articles of Incorporation relating to the return of Directors’ compensation in certain cases has a possibility of excessively decreasing and limiting the authority and agility of the decision-making of the Board of Directors, the Compensation Committee, and the Audit and Supervisory Committee, thereby interfering with the decisions made by such bodies, and could also distort the Directors’ compensation system.    Based on the Company’s situation and policy as described above, we believe that the amendment to the Articles of Incorporation proposed by the shareholders relating to the return of Directors’ performance-based compensation is not necessary and not reasonable; thus, we object to this proposal.

Takeda